UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

IMAX Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45245E109

(CUSIP Number)

Ryan J. York

Accretive Legal, PLLC

34522 N. Scottsdale Rd. STE 120-113

Scottsdale, AZ 85266

(425) 786-9256

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS Kevin Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,949,014 (1)(2)(3)(4)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 8,872,659 (1)(2)(3)(4)(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,872,659 (1)(2)(3)(4)(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.3% (6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Kevin Douglas and his wife, Michelle Douglas, hold 3,849,932 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the Irrevocable Descendant’s Trust FBO Alexander James Douglas which holds 646,111 shares, the Irrevocable Descendant’s Trust FBO Amanda Anne Douglas which holds 646,110 shares, the Irrevocable Descendant’s Trust FBO Jake Edward Douglas which holds 646,110 shares, and the Irrevocable Descendant’s Trust FBO Summer Jean Douglas which holds 646,110 shares.

(2)	Kevin Douglas is the Manager of Celtic Financial LLC, which holds 571,989 shares.
(3)

Includes 62,652 shares held by an intentionally defective grantor trust (the “KGD IDGT”). Kevin Douglas, as the settlor of the KGD IDGT, has the right to substitute property of equivalent value in return for the shares held by the KGD IDGT and may be deemed to have shared voting and dispositive power over the shares held by the KGD IDGT.

(4)	Kevin Douglas is the trustee of the Douglas Survivors Trust Dated 1-29-1990, Kevin Douglas, Trustee, which holds 880,000 shares.
(5)	Kevin Douglas also has dispositive power with respect to 923,645 shares held by James E. Douglas, III.
(6)

Based on 54,607,095 shares of the Issuer’s common stock outstanding as of September 30, 2023, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2023.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS Michelle Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,497,025 (1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,497,025 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,497,025 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.9% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Kevin Douglas and his wife, Michelle Douglas, hold 3,849,932 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the Irrevocable Descendant’s Trust FBO Alexander James Douglas which holds 646,111 shares, the Irrevocable Descendant’s Trust FBO Amanda Anne Douglas which holds 646,110 shares, the Irrevocable Descendant’s Trust FBO Jake Edward Douglas which holds 646,110 shares, and the Irrevocable Descendant’s Trust FBO Summer Jean Douglas which holds 646,110 shares.

(2)

Includes 62,652 shares held by an intentionally defective grantor trust (the “MMD IDGT”). Michelle Douglas, as the settlor of the MMD IDGT, has the right to substitute property of equivalent value in return for the shares held by the MMD IDGT and may be deemed to have shared voting and dispositive power over the shares held by the MMD IDGT.

(3)

Based on 54,607,095 shares of the Issuer’s common stock outstanding as of September 30, 2023, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2023, filed with the SEC on October 25, 2023.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS James E. Douglas, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 923,645
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 923,645 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 923,645 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas shares dispositive power with respect to 923,645 shares held by James E. Douglas, III.
(2)

Based on 54,607,095 shares of the Issuer’s common stock outstanding as of September 30, 2023, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2023, filed with the SEC on October 25, 2023.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,849,932 (2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,849,932 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,849,932 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.1% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	Kevin Douglas and his wife, Michelle Douglas, hold 3,849,932 shares jointly as the beneficiaries of the K&M Douglas Trust.
(3)

Based on 54,607,095 shares of the Issuer’s common stock outstanding as of September 30, 2023, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2023, filed with the SEC on October 25, 2023.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS Irrevocable Descendant’s Trust FBO Alexander James Douglas (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 646,111
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 646,111
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)

Based on 54,607,095 shares of the Issuer’s common stock outstanding as of September 30, 2023, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2023, filed with the SEC on October 25, 2023.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS Irrevocable Descendant’s Trust FBO Amanda Anne Douglas (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 646,110
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 646,110
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)

Based on 54,607,095 shares of the Issuer’s common stock outstanding as of September 30, 2023, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2023, filed with the SEC on October 25, 2023.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS Irrevocable Descendant’s Trust FBO Jake Edward Douglas (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 646,110
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 646,110
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)

Based on 54,607,095 shares of the Issuer’s common stock outstanding as of September 30, 2023, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2023, filed with the SEC on October 25, 2023.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS Irrevocable Descendant’s Trust FBO Summer Jean Douglas (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 646,110
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 646,110
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)

Based on 54,607,095 shares of the Issuer’s common stock outstanding as of September 30, 2023, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2023, filed with the SEC on October 25, 2023.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS Douglas Survivors Trust Dated 1-29-1990, Kevin Douglas, Trustee (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 880,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 880,000
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas is the trustee with respect to 880,000 shares held by the Douglas Survivors Trust Dated 1-29-1990, Kevin Douglas, Trustee.
(2)

Based on 54,607,095 shares of the Issuer’s common stock outstanding as of September 30, 2023, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2023, filed with the SEC on October 25, 2023.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS Celtic Financial LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 571,989 (2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 571,989 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 571,989 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.1% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas is the Manager of Celtic Financial LLC.
(2)	Kevin Douglas, as the Manager, also has voting and dispositive power with respect to 571,989 shares held by Celtic Financial LLC.
(3)

Based on 54,607,095 shares of the Issuer’s common stock outstanding as of September 30, 2023, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2023, filed with the SEC on October 25, 2023.

Schedule 13D

This Amendment No. 8 (“Amendment”) amends and supplements the Schedule 13D filed with the SEC on October 20, 2016, as previously amended by the Schedule 13D/A filed with the SEC on January 27, 2017, the Schedule 13D/A filed with the SEC on January 12, 2018, the Schedule 13D/A filed with the SEC on February 5, 2019, the Schedule 13D/A filed with the SEC on January 27, 2020, the Schedule 13D/A filed with the SEC on January 25, 2021, the Schedule 13D/A filed with the SEC on January 27, 2022, and the Schedule 13D/A filed with the SEC on January 31, 2023 (the “Schedule 13D”). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

The following items of the Schedule 13D are hereby amended as follows:

ITEM 2.	IDENTITY AND BACKGROUND

The following amends and restates the information set forth in Item 2 of the Schedule 13D in its entirety.

(a)

Kevin Douglas, Michelle Douglas, James E. Douglas, III, K&M Douglas Trust, Irrevocable Descendant’s Trust FBO Alexander James Douglas, Irrevocable Descendant’s Trust FBO Amanda Anne Douglas, Irrevocable Descendant’s Trust FBO Jake Edward Douglas, Irrevocable Descendant’s Trust FBO Summer Jean Douglas, Douglas Survivors Trust Dated 1-29-1990, Kevin Douglas, Trustee, and Celtic Financial LLC (collectively, the “Filers”).

(b)	The business address of the Filers is:

300A Drakes Landing Road, Suite 200, Greenbrae, CA 94904.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Kevin Douglas is an active securities and commodities investor, the Manager of Celtic Financial LLC, and is employed by Douglas Telecommunications, Inc., which has the same business address as the Filers. Michelle Douglas participates in nonprofit fund raising and in assisting Kevin Douglas in his investment activities. James E. Douglas, III is a high school teacher and has the same business address as the Filers.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	U.S.A.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

There were no transactions effected by the Filers in the Common Stock within the past sixty (60) days.

ITEM 6.	CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated January 24, 2024, and the Limited Power of Attorney, dated January 24, 2024, each of which is filed as an exhibit to this Schedule 13D, to the knowledge of the Filers, none of the Filers is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

7.1 Agreement Regarding Joint Filing of Statement on Schedule 13D, dated January 24, 2024.

7.2 Limited Power of Attorney, dated January 24, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2024	*Kevin Douglas
KEVIN DOUGLAS

Date: January 25, 2024	*Michelle Douglas
MICHELLE DOUGLAS

Date: January 25, 2024	*James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

Date: January 25, 2024	*Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: January 25, 2024	*Michelle Douglas
By: Michelle Douglas
Title: Trustee

IRREVOCABLE DESCENDANT’S TRUST FBO ALEXANDER JAMES DOUGLAS

Date: January 25, 2024	*Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: January 25, 2024	*Michelle Douglas
By: Michelle Douglas
Title: Trustee

IRREVOCABLE DESCENDANT’S TRUST FBO AMANDA ANNE DOUGLAS

Date: January 25, 2024	*Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: January 25, 2024	*Michelle Douglas
By: Michelle Douglas
Title: Trustee

IRREVOCABLE DESCENDANT’S TRUST FBO JAKE EDWARD DOUGLAS

Date: January 25, 2024	*Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: January 25, 2024	*Michelle Douglas
By: Michelle Douglas
Title: Trustee

IRREVOCABLE DESCENDANT’S TRUST FBO SUMMER JEAN DOUGLAS

Date: January 25, 2024	*Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: January 25, 2024	*Michelle Douglas
By: Michelle Douglas
Title: Trustee

DOUGLAS SURVIVORS TRUST DATED 1-29-1990, KEVIN DOUGLAS, TRUSTEE

Date: January 25, 2024	*Kevin Douglas
By: Kevin Douglas
Title: Trustee

CELTIC FINANCIAL LLC

Date: January 25, 2024	*Kevin Douglas
By: Kevin Douglas
Title: Manager

*Eileen Wheatman

/s/ Eileen Wheatman
By: Eileen Wheatman
Attorney-in-Fact